News Release

Trading Symbols: TSX: SEA	FOR IMMEDIATE RELEASE
NYSE: SA	June 18, 2019

Seabridge Gold Shifts KSM Exploration to New Targets
Four known porphyry gold/copper deposits now ready for final feasibility
New focus this year on blind targets beneath Sulphurets Thrust Fault system

Toronto, Canada… Seabridge Gold announced today that it is mobilizing crews to the KSM site to: i) evaluate potential for additional gold-copper porphyry systems below the Sulphurets Thrust Fault (STF); ii) follow up high-grade epithermal gold intercepts in the area of the Sulphurets Deposit; and iii) an ongoing update of the Sulphurets resource estimate where recent drilling likely expanded the deposit.

Exploration Target #1: New Porphyry Deposits
Over the past decade, Seabridge has delineated reserves and resources at four deposits that are exposed on the erosional margin of the STF. Continuous exploration at KSM since 2005 has recognized the potential for undiscovered porphyry deposits west of the exposed deposits and at depth below the STF system. Several potential blind targets have been identified but did not merit attention while the corporate focus was on delineating resources and reserves to the point where the information was sufficient to prepare for final feasibility determination. High-definition magnetic surveys and historical drilling have identified porphyry style targets separate from but in the vicinity of the Mitchell and Iron Cap deposits.

The key to this season’s program is to use deep penetrating geophysical techniques west of the deposits and under the STF to refine potential drill targets. Geophysical tools will focus on improving resolution on deep targets and generating discrete zones for testing in the future. These targets could be relatively deep, however significant underground development planned for KSM could improve the economic potential of these targets. Although success at these targets would likely only result in them being developed well into the project’s mine life, early identification could avoid conflict with proposed surface infrastructure.

Exploration Target #2: High Grade Epithermal Deposits
Drilling on the margins of the Sulphurets deposit identified zones that are not part of the existing deposit and are characteristic of intermediate sulfidation epithermal occurrences. These zones are in holes: S-18-81, which included an intercept of 2 meters grading 1,580g/t gold (nearly 51 ounces per tonne) and 209g/t silver from 69.0m to 71.0m; and two in S-18-82, which intersected 12.2 meters of 5.83g/t gold and 7.2g/t silver from 21.0m to 33.2m, and 3.95 meters of 18.5g/t gold and 30.6 g/t silver from 112.0m to 115.95m. These unexplained occurrences were not followed up at the time of their discovery due to other priorities.

Sulphurets Resource Update: Additional Holes Incorporated
The Sulphurets resource was last updated in 2012. Since then, ten holes have been completed into the deposit totaling 7,256 meters. These holes recorded an expansion of the deposit to the north and west on the order of 300 meters, as well as at depth. Additions to the resource estimate are expected.

Seabridge Chairman and CEO Rudi Fronk commented: “Our first priority at KSM has been to ensure that the project is ready for final feasibility efforts when a partner is secured. Now that this objective has been accomplished, we are intent on improving our understanding of the entire project and its district scale potential by addressing the many opportunities that remain, using the extraordinary bank of knowledge we have accumulated over the past decade.”

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project and Iskut Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) previous drilling at the Sulphurets deposit being likely to expand the deposit; (ii) the potential for the area west of the KSM zones to host undiscovered porphyry deposits; (iii) the proposed underground development of KSM improving the economic potential of the targets and, if success is realized, the timing of development, if any.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include the risk that the interpretations of the geologic formations at and the data from the KSM Project area do not conform to the geologic models that are the foundations for such forward-looking statements and other risks outlined in statements made by the Company from time to time in the filings made by the Company with securities regulators. A detailed cautionary statement outlining the forward looking statements in the mineral reserves and mineral resources reported by the Company, as well as assumptions and risks relating to them appears on its website. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
Rudi Fronk
Chairman and CEO

For further information, please contact:
Rudi Fronk, Chairman and CEO
Tel: (416) 367-9292 · Fax: (416) 367-2711
Email: info@seabridgegold.net